Exhibit 14(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ECtel Ltd.
Rosh Ha’ayin
Israel

We consent to the incorporation by reference in the Registration Statement (No. 333-83736) on Form F-3 and registration statement on form S-8 of ECtel Ltd. (No. 333-127576) of our report dated June 7, 2006, with respect to the consolidated balance sheets of ECtel Ltd. as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 Annual Report on form 20-f of ECtel Ltd.

Somekh Chaikin
Certified Public Accountants (Israel)
A member firm of KPMG International

Tel Aviv, Israel
June 15, 2006